FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces 2008 First Quarter Results
Revenue up 12% in $ year-on-year
Net Income Margin of 11%
PARIS, France — May 14th 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its first quarter 2008 unaudited financial results(1). All comparisons are made on a year-on-year basis with first quarter 2007 figures unless otherwise stated.
During the first quarter of 2008:
•	Group revenue was stable in € and up 12% in $ at €585 million ($873 million).

•	Group operating income was down 14% in € but stable in $ at €123 million ($184 million). Services and Sercel delivered robust performance, resulting in a Group operating margin of 21% including a 2% unfavorable currency impact.

•	Sercel delivered a revenue of €189 million ($282 million), down 8% in € and up 5% in $, with a 32% operating margin.

•	Services revenue grew 2% in € and 16% in $ to €433 million ($647 million) with a 21% operating margin and a stronger contract vs. multi-client sales mix.

•	Net income of €64 million ($96 million) represented 11% of revenue, corresponding to €2.28 earnings per share (EPS) and $0.68 per ADS.

•	Backlog as of May 1st 2008 stood at $1.7 billion.
CGGVeritas Chairman & CEO, Robert Brunck commented:
“I am pleased to report that CGGVeritas delivered robust results thanks to our unique and balanced portfolio as well as our leading technology. These results were achieved despite a less favorable currency environment as we operate in a dollar denominated market. This quarter particularly benefited from the strong performance of Sercel and our Services contract business. I am also pleased to confirm our 2008 objectives with a strong outlook for the second half of the year, supported by a strengthening equipment market, increasing interest in our wide-azimuth programs, and the timing of licensing rounds in the GoM and Brazil. Our longer term outlook for the seismic market continues to be healthy, driven by strong E&P fundamentals and the growing requirement for advanced seismic technology”.

First Quarter 2008 Overall Performance and Highlights
Group Revenue was €585 million ($873 million), compared to €592 million ($777 million). This 12% growth in $ was driven by sustained sales of Sercel equipment and a high level of land and marine contract activity in Services.
Group Operating Income was €123 million ($184 million), down 14% in € and stable in $, with a 21% operating margin, compared to €144 million ($188 million) and a 24% margin last year. Group operating income includes €26 million ($39 million) of elimination of margin mainly related to Sercel internal sales and corporate general administration expenses. Without the adverse effect of the $/€ exchange rate during the quarter, the operating margin would be 23%.
Group EBITDAs(1) was €230 million ($343 million) compared to €258 million ($339 million), EBITDAs margin was 39%.
Net Income was €64 million ($96 million) compared to €69 million ($91 million), resulting in an EPS of €2.28 per ordinary share and $0.68 per ADS.
The Effective Tax Rate not including deferred tax on currency translation and before share based compensation was 37%.
The Group Net Debt was stable over the quarter at €1,028 million ($1,626 million), representing 45% of total shareholders equity of €2,301 million ($3,639 million).
Industrial Capex was €51 million ($77 million) while multi-client Capex reached a peak €97 million ($145 million) to develop our offshore library, particularly our two concurrent leading wide-azimuth programs in Garden Banks and Walker Ridge in the Gulf of Mexico.
The Net Book Value of the multi-client library closed at €447 million ($707 million) distributed respectively with €325 million ($514 million) for our marine library and €122 million ($193 million) for our land library. The multi-client amortization rate was 50%.

Comparison with First Quarter 2007

	First Quarter		First Quarter
	(in million euros)		(in million dollars)
Consolidated Statement of Income	2008	2007	2008	2007

Exchange rate	1.492	1.313	1.492	1.313
Operating revenue	585.0	592.2	872.8	777.3
Sercel	188.7	204.3	281.6	268.3
Services	433.3	425.7	646.5	558.9
Elimination	-37.0	-37.8	-55.3	-49.9
Gross profit	200.4	206.4	299.0	270.9
Operating income	123.4	143.5	184.0	188.3
Sercel	60.1	69.0	89.7	90.6
Services	89.1	101.3	132.9	133.0
Corporate and Elimination	-25.8	-26.8	-38.6	-35.3
Income from equity investments	2.9	0.5	4.3	0.6
Net income	64.0	69.0	95.5	90.5
Earnings per share (€)	2.28	2.65	n/a	n/a
EBITDAs	229.8	257.8	342.9	338.5
Sercel	66.1	73.7	98.6	96.8
Services	190.4	210.2	284.1	276.0
Industrial Capex & development costs	51.4	73.3	76.7	96.2
Multi-client Capex	97.3	61.8	145.1	81.1
Net Debt / Equity gearing ratio	45%	—	45%	—
First Quarter 2008 Business Review
Sercel
Total revenue for Sercel was €189 million ($282 million), down 8% in € and up 5% in $. Internal sales were especially high during the quarter representing 19% of Sercel total sales.
Operating Income was €60 million ($90 million), with a 32% operating margin, compared to €69 million ($91 million) and a 34% margin a year ago. Without the adverse effect of the $/€ exchange rate during the quarter, the operating margin would be 35%.
EBITDAs was €66 million ($99 million), with a 35% EBITDAs margin, compared to €74 million ($97 million) and a 36% margin last year.
Services
Revenue for Services was €433 million ($646 million), stable in € and up 16% in $ supported by strong contract performance and an 84% fleet utilization rate partially offset by lower multi-client sales.
Operating Income was €89 million ($133 million), with a 21% operating margin, compared to €101 million ($133 million) and a 24% margin a year ago based on stronger contract sales and lower contributions from the high margin multi-client business. Without the adverse effect of the $/€ exchange rate during the quarter, the operating margin would be 22%.
EBITDAs was €190 million ($284 million), with a 44% EBITDAs margin compared to €210 million ($276 million) and a 49% margin last year.

•	Marine contract revenue reached €159 million ($238 million) up 17% in € and up 33% in $ in an undersupplied market. We operated 66% of our high-end 3D fleet on contract, mainly in the Eastern Hemisphere. During the quarter, the Alizé was upgraded to a 14 Sercel Sentinel solid streamer configuration.

•	Land contract revenue reached €103 million ($154 million) up 23% in € and up 40% in $ with seasonally high activity in North America and increased demand for high resolution seismic. We operated 25 crews in select locations with 9 crews in the Eastern Hemisphere and 16 crews in the Western Hemisphere, including 2 in Alaska.

•	Processing & Imaging revenue was €65 million ($97 million) down 4% in € and up 9% in $ based on increased data volumes and our strengthening position in high-end imaging technologies.

•	Multi-client revenue was €105 million ($157 million) down 32% in € and 23% in $ from a strong first quarter last year. This trend illustrates the uneven pattern of multi-client revenues which by nature will be subject to quarterly fluctuations. The amortization rate for multi-client sales was 50% distributed respectively 48% for marine multi-client and 56% for land multi-client.
Multi-client marine revenue was €79 million ($118 million) down 31% in € and 21% in $. Marine multi-client Capex reached €86 million ($129 million) with 61% prefunding as two wide-azimuth projects ran concurrently. The Vision and the Vanquish pursued work on the Garden Banks multi-vessel wide-azimuth survey in the GoM while the Viking completed the acquisition phase of the Walker Ridge survey with promising preliminary results. Prefunding was €53 million ($78 million). After-sales revenue was €27 million ($40 million).
Multi-client land revenue was €26 million ($39 million) down 36% in € and down 27% in $. Land multi-client Capex was €11 million ($16 million) with 86% prefunding and 2 crews operating in the US. Prefunding was €9 million ($14 million). After-sales revenue was €17 million ($25 million).
2008 Outlook
In Q2 we plan to demobilize our Arctic crews as every year. We also expect a lower marine utilization rate based on various factors. These include planned shipyard maintenance during seasonal transits, a return of vessels for defective maritime equipment and a loss of propulsion incident on the Symphony offshore Australia at the end of April that is still under assessment. At this time, we estimate that the impact of the Symphony incident on operating income could be above $25 million.
We confirm our 2008 objectives based on strengthening activity in the second half of the year. Seismic equipment deliveries will continue to increase throughout 2008, fueled by Sercel’s record backlog. In Services, the marine utilization rate is expected to return to high levels in Q3 and Q4 and we expect library sales to increase particularly in Q4, driven by the timing of licensing rounds.
Looking forward we expect the seismic market for equipment and services to grow along with increasing E&P spending of the oil and gas companies.

Other information
The quarterly financial information including press release, 6K and presentation are available on our website at www.cggveritas.com.
Robert BRUNCK, Chairman and CEO, will comment on the results during a public presentation today May 14th 2008 at 10:00 am — at Maison du Barreau — 2 & 4 rue de Harlay — Paris 1st.
An English language conference call is also scheduled today Wednesday May 14th at 3:00 pm (Paris time) — 2.00 pm (London time) — 8:00 am (US CT) — 9:00 am (US ET).

- International call-in: 1	647 427 3417
- US call-in:	1 888 241 0558
- Replay:	1 402 220 1756 & 1 800 695 3382 — code 35066969
To take part in the conference call, simply dial five to ten minutes prior to the scheduled start time to register for the call and to check your connection is working properly. You will be asked for the name of the conference: “CGGVeritas 2008 Q1 results”.
CGGVeritas will also provide a streaming audio webcast of the conference call accessible for two weeks following the conference call on our website.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 14th, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit